UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

GTT Communications, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

362393100

(CUSIP Number)

Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,860,911[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,860,911[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]

Based on an aggregate of 57,915,134 outstanding shares of common stock as of November 3, 2021 as confirmed in writing by the Issuer, and taking into account the effect of the VA Approval Transfer. See Item 4.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,860,911[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,860,911[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]

Based on an aggregate of 57,915,134 outstanding shares of common stock as of November 3, 2021 as confirmed in writing by the Issuer, and taking into account the effect of the VA Approval Transfer. See Item 4.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,860,911[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,860,911[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]

Based on an aggregate of 57,915,134 outstanding shares of common stock as of November 3, 2021 as confirmed in writing by the Issuer, and taking into account the effect of the VA Approval Transfer. See Item 4.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership (AI) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,860,911[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,860,911[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]

Based on an aggregate of 57,915,134 outstanding shares of common stock as of November 3, 2021 as confirmed in writing by the Issuer, and taking into account the effect of the VA Approval Transfer. See Item 4.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,860,911[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,860,911[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]

Based on an aggregate of 57,915,134 outstanding shares of common stock as of November 3, 2021 as confirmed in writing by the Issuer, and taking into account the effect of the VA Approval Transfer. See Item 4.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,860,911[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,860,911[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

2

Based on an aggregate of 57,915,134 outstanding shares of common stock as of November 3, 2021 as confirmed in writing by the Issuer, and taking into account the effect of the VA Approval Transfer. See Item 4.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,860,911[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,860,911[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]

Based on an aggregate of 57,915,134 outstanding shares of common stock as of November 3, 2021 as confirmed in writing by the Issuer, and taking into account the effect of the VA Approval Transfer. See Item 4.

AMENDMENT NO. 9 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Spruce House Investment Management LLC (the “Investment Manager”), Spruce House Capital LLC (the “General Partner”), The Spruce House Partnership LLC (the “Fund”), The Spruce House Partnership (AI) LP and The Spruce House Partnership (QP) LP (together, the “Fund Members”), Zachary Sternberg and Benjamin Stein (the “Managing Members”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on December 26, 2018, as amended by Amendment No. 1 filed on January 27, 2019, Amendment No. 2 filed on April 22, 2019, Amendment No. 3 filed on August 15, 2019, Amendment No. 4 filed on November 29, 2019, Amendment No.5 filed on December 4, 2019, Amendment No 6 filed on December 16, 2019, Amendment No. 7 filed on February 27, 2020 and Amendment No. 8 filed on September 2, 2021 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 9. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Except as specifically amended by this Amendment No. 9, the Schedule 13D is unchanged.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby supplemented by adding the following information:

On November 4, 2021, the Fund received regulatory approval from the Virginia State Corporation Commission and, as a result, in accordance with the Stock Transfer Agreement, a portion of the Retained Voting Interest equal to the voting rights of 3,637,719 of the Remaining Shares was automatically and irrevocably transferred, assigned, conveyed and delivered to the Issuer (the “VA Approval Transfer”). In accordance with the terms of the Stock Transfer Agreement, the Fund did not receive any consideration for the VA Approval Transfer. Following the VA Approval Transfer, the Fund holds 10,860,911 shares of the Issuer’s common stock (the “November 4 Remaining Shares”) with respect to which any and all economic rights and interests were irrevocably transferred, assigned, conveyed and delivered to the Issuer on September 1, 2021 upon the execution of the Stock Transfer Agreement, but with respect to which the Fund has retained its right, title and interest in any voting rights (the “November 4 Retained Voting Interest”). Pursuant to the Stock Transfer Agreement, the November 4 Retained Voting Interest will be automatically and irrevocably transferred, assigned, conveyed and delivered to the Issuer upon the receipt of regulatory approval from the Pennsylvania Public Utility Commission.

As a result of the forgoing, on the date hereof, the Reporting Person’s interest in shares of the Issuer’s common stock is limited to the November 4 Retained Voting Interest.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

10,860,911 shares of the Issuer’s common stock are held in the account of the Fund, a private investment fund managed by the Investment Manager, and may be deemed to be beneficially owned by the Investment Manager, the General Partner of the Fund, and by the Managing Members of the Investment Manager and the General Partner. Each of the Investment Manager, the General Partner, and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

The disclosure in Item 5(c) of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On November 4, 2021, the Fund received regulatory approval from the Virginia State Corporation Commission and, as a result, in accordance with the Stock Transfer Agreement, the VA Approval Transfer occurred. In accordance with the terms of the Stock

Transfer Agreement, the Fund did not receive any consideration for the VA Approval Transfer. Following the VA Approval Transfer, the Fund holds the November 4 Remaining Shares with respect to which any and all economic rights and interests were irrevocably transferred, assigned, conveyed and delivered to the Issuer on September 1, 2021 upon the execution of the Stock Transfer Agreement, but with respect to which the Fund has retained the November 4 Retained Voting Interest. Pursuant to the Stock Transfer Agreement, the November 4 Retained Voting Interest will be automatically and irrevocably transferred, assigned, conveyed and delivered to the Issuer upon the receipt of regulatory approval from the Pennsylvania Public Utility Commission.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.4.9	Joint Filing Agreement, dated as of November 9, 2021

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2021

Spruce House Investment Management LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Spruce House Capital LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership (AI) LP

By:	Spruce House Capital LLC
Its general partner

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership (QP) LP

By:	Spruce House Capital LLC
Its general partner

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Zachary Sternberg

/s/ Thomas Walker
(Attorney-in-fact)

Benjamin Stein

/s/ Thomas Walker
(Attorney-in-fact)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).